Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars)

WESTPORT FUEL SYSTEMS INC.

For the three months ended March 31, 2018 and 2017

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Balance Sheets (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
March 31, 2018 and 2017

	March 31, 2018	December 31, 2017
Assets
Current assets:
Cash and cash equivalents (including $2,529 restricted cash, note 12(a))	$55,246	$71,842
Accounts receivable (note 6)	71,136	67,160
Inventories (note 7)	54,304	50,743
Prepaid expenses	5,939	4,726
Current assets held for sale (note 5)	—	6,164
Total current assets	186,625	200,635
Long-term investments (note 8)	10,785	9,302
Property, plant and equipment (note 9)	69,804	70,366
Intangible assets (note 10)	20,530	20,943
Deferred income tax assets	1,541	1,848
Goodwill	3,409	3,324
Other long-term assets	6,812	7,204
Total assets	$299,506	$313,622
Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities (note 11)	$94,385	$90,119
Deferred revenue	2,380	2,164
Current portion of long-term debt (note 12)	8,233	8,993
Current portion of long-term royalty payable (note 13)	6,598	2,390
Current portion of warranty liability (note 14)	3,906	3,956
Current liabilities held for sale (note 5)	5,807	12,500
Total current liabilities	121,309	120,122
Long-term debt (note 12)	45,059	45,429
Long-term royalty payable (note 13)	12,747	16,641
Warranty liability (note 14)	3,292	2,830
Deferred income tax liabilities	4,537	4,616
Other long-term liabilities	6,129	5,952
Total liabilities	193,073	195,590
Shareholders’ equity:
Share capital (note 15):
Unlimited common and preferred shares, no par value
131,724,272 (2017 - 131,279,709) common shares	1,079,954	1,078,280
Other equity instruments	17,369	16,247
Additional paid in capital	10,079	10,079
Accumulated deficit	(981,118)	(966,869)
Accumulated other comprehensive loss	(19,851)	(19,705)
Total shareholders' equity	106,433	118,032
Total liabilities and shareholders' equity	$299,506	$313,622
Commitments and contingencies (note 17)
See accompanying notes to condensed consolidated interim financial statements.

Approved on behalf of the Board:	Brenda J. Eprile	Director	Colin Johnston	Director

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Operations and Comprehensive Loss (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

	Three months ended March 31,
	2018	2017
Product revenue	$66,951	$56,329
Service and other revenue	645	3,694
	67,596	60,023
Cost of revenue and expenses:
Cost of product revenue	52,278	42,512
Research and development	8,863	12,081
General and administrative	10,420	10,820
Sales and marketing	4,189	4,336
Restructuring costs	615	1,574
Foreign exchange gain	(34)	(1,571)
Depreciation and amortization	2,328	2,371
Loss (gain) on sale of investment and assets	55	(67)
	78,714	72,056
Loss from operations	(11,118)	(12,033)

Income from investments accounted for by the equity method	1,469	1,768
Interest on long-term debt and amortization of discount	(1,905)	(3,226)
Other expenses	(242)	(124)
Loss before income taxes	(11,796)	(13,615)
Income tax expense (recovery)	904	(790)
Net loss from continuing operations	(12,700)	(12,825)
Net income (loss) from discontinued operations (note 5)	(1,549)	301
Net loss for the period	(14,249)	(12,524)
Other comprehensive income (loss):
Cumulative translation adjustment	(146)	(38)
Comprehensive loss	$(14,395)	$(12,562)

Earnings (Loss) per share:
From continuing operations - basic and diluted	$(0.10)	$(0.12)
From discontinued operations - basic and diluted	(0.01)	0.01
Net loss - basic and diluted	$(0.11)	$(0.11)
Weighted average common shares outstanding:
Basic and diluted	131,689,685	110,171,034

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Shareholders’ Equity (unaudited)
(Expressed in thousands of United States dollars, except share amounts)
Three months ended March 31, 2018 and 2017

	Common Shares Outstanding	Share capital	Other equity instruments	Additional paid in capital	Accumulated deficit	Accumulated other comprehensive loss	Total shareholders' equity
January 1, 2017	110,109,092	$1,042,410	$20,926	$10,079	$(956,890)	$(31,087)	$85,438
Issue of common shares on exercise of share units	104,185	628	(628)	—	—	—	—
Stock-based compensation	—	—	1,169	—	—	—	1,169
Net loss for the period	—	—	—	—	(12,524)	—	(12,524)
Other comprehensive loss	—	—	—	—	—	(38)	(38)
March 31, 2017	110,213,277	$1,043,038	$21,467	$10,079	$(969,414)	$(31,125)	$74,045

January 1, 2018	131,279,709	$1,078,280	$16,247	$10,079	$(966,869)	$(19,705)	$118,032
Issue of common shares on exercise of share units	444,563	1,674	(1,674)	—	—	—	—
Stock-based compensation	—	—	2,796	—	—	—	2,796
Net loss for the period	—	—	—	—	(14,249)	—	(14,249)
Other comprehensive income	—	—	—	—	—	(146)	(146)
March 31, 2018	131,724,272	$1,079,954	$17,369	$10,079	$(981,118)	$(19,851)	$106,433

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Interim Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2018 and 2017

	Three months ended March 31,
	2018	2017
Cash flows from (used in) operating activities:
Net loss for the period from continuing operations	$(12,700)	$(12,825)
Items not involving cash:
Depreciation and amortization	4,226	3,616
Stock-based compensation expense	349	1,169
Unrealized foreign exchange gain	(34)	(1,571)
Deferred income tax	(904)	(790)
Income from investments accounted for by the equity method	(1,469)	(1,768)
Accretion of long-term debt	1,905	3,225
Inventory write-downs to net realizable value	162	—
Change in fair value of derivatives and bad debts expense	459	—
Loss on sale of asset or investment	55	—
Restructuring obligations	(2,916)	1,574
Changes in non-cash operating working capital:
Accounts receivable	(4,407)	(1,914)
Inventories	(3,653)	(929)
Prepaid and other assets	(568)	(6,688)
Accounts payable and accrued liabilities	5,590	1,372
Deferred revenue	310	(529)
Warranty liability	573	(782)
Net cash used in operating activities of continuing operations	(13,022)	(16,840)
Net cash from (used in) operating activities of discontinued operations	(481)	4,040
Cash flows from (used in) investing activities:
Purchase of property, plant and equipment and other assets	(3,623)	(2,219)
Proceeds on sale of investments and assets	—	234
Dividends received from joint ventures	—	3,801
Proceeds received from holdback (see note 5)	3,600	—
Net cash from (used in) investing activities of continuing operations	(23)	1,816
Net cash used in investing activities of discontinued operations	—	(142)
Cash flows from (used in) financing activities:
Repayment of operating lines of credit and long term facilities	(4,777)	(15,752)
Drawings on operating lines of credit	2,905	14,094
Net cash used in financing activities	(1,872)	(1,658)
Effect of foreign exchange on cash and cash equivalents	(1,198)	74
Decrease in cash and cash equivalents	(16,596)	(12,710)
Cash and cash equivalents, beginning of period	71,842	60,057
Cash and cash equivalents (including $2,529 restricted cash, note 12(a)), end of period	$55,246	$47,347

WESTPORT FUEL SYSTEMS INC.
Condensed Consolidated Statements of Cash Flows (unaudited)
(Expressed in thousands of United States dollars)
Three months ended March 31, 2018 and 2017

	Three months ended March 31,
	2018	2017
Supplementary information:
Interest paid	$2,282	$1,978

See accompanying notes to condensed consolidated interim financial statements.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

1. Company organization and operations

Westport Fuel Systems Inc. (the “Company”) was incorporated under the Business Corporations Act (Alberta) on March 20, 1995. On June 1, 2016, the Company merged with Fuel Systems Solutions, Inc. The Company engineers, manufactures and supplies alternative fuel systems and components for use in the transportation and industrial markets on a global basis. The Company's components and systems control the pressure and flow of gaseous alternative fuels, such as propane and natural gas used in internal combustion engines.

2. Liquidity and going concern

In connection with preparing financial statements for each annual and interim reporting period Management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are issued. This evaluation initially does not take into consideration the potential mitigating effect of management’s plans that have not been fully implemented as of the date that the financial statements are issued. When substantial doubt exists, management evaluates whether the mitigating effect of its plans sufficiently alleviates substantial doubt about the Company’s ability to continue as a going concern. The mitigating effect of management’s plans, however, is only considered if both (1) it is probable that the plans will be effectively implemented within one year after the date that the financial statements are issued, and (2) it is probable that the plans, when implemented, will mitigate the relevant conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. Generally, to be considered probable of being effectively implemented, the plans must have been approved before the date that the financial statements are issued.

At March 31, 2018, the Company's net working capital was $65,316 including cash and cash equivalents of $55,246, and its long-term debt, including the royalty payable, was $72,637, of which $14,831 matures or is payable in the next twelve months. The Company incurred a significant loss from continuing operations of $12,700 for the three months ended March 31, 2018 ($61,106 for fiscal 2017) and negative cash flows from continuing operating activities of $13,022 for the three months ended March 31, 2018 ($47,457 for fiscal 2017) and has accumulated a deficit of $981,118 since inception. In the course of 2017, the Company completed significant non-core asset sales and a capital increase, which allowed repayment of long-term debt otherwise coming due in 2017, and increased the Company’s cash available to fund future operations. The Company continues to work towards its goals of increasing revenues and reducing expenditures, which Management expects will improve results from operations and operating cash flows in 2018. In particular, with the HPDI 2.0 product now in production, management expects that the engineering and development spend and the associated capital expenditures on this product will decrease significantly in 2018 and this reduction will, itself, improve cash flows. In addition, the Company continues to examine non-core assets to determine whether it is in the best interest of the Company to monetize these assets in the next year or continue to hold or invest in these assets.

Management believes that the cash on hand at March 31, 2018 and the improvements to the operations expected for 2018 will provide the cash flow necessary to fund operations over the next year to May 31, 2019. The ability of the Company to continue as a going concern beyond one year will be dependent on the Company’s ability to generate positive results from operations and cash flows or on its ability to raise additional financings to fund future operations. If, as a result of future events, the Company was to determine it was no longer able to continue as a going concern, significant adjustments would be required to the carrying value of its assets and liabilities in the accompanying financial statements and the adjustments could be material.

3. Basis of preparation:

(a)    Basis of presentation:

These interim financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP").

These interim financial statements do not include all note disclosures required on an annual basis, and therefore, should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2017, filed with the appropriate securities regulatory authorities.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

3. Basis of preparation (continued):

In the opinion of management, all adjustments, which include reclassifications and normal recurring adjustments necessary to present fairly the condensed consolidated balance sheets, condensed consolidated results of operations and comprehensive loss, condensed consolidated statements of shareholders' equity and condensed consolidated cash flows as at March 31, 2018 and for all periods presented, have been recorded. The results of operations for the three months ended March 31, 2018 are not necessarily indicative of the results for the Company's full year.

(b)    Foreign currency translation:

The Company’s functional currency is the Canadian dollar and its reporting currency for its consolidated financial statement presentation is the United States dollar. The functional currencies for the Company's subsidiaries include the following: United States, Canadian ("CDN") and Australian dollars, Euro, Argentina Peso, Chinese Renminbi (“RMB”), Swedish Krona, Japanese Yen and Indian Rupee. The Company translates assets and liabilities of non-U.S. dollar functional currency operations using the period end exchange rates, shareholders’ equity balances using the weighted average of historical exchange rates, and revenues and expenses using the monthly average rate for the period, with the resulting exchange differences recognized in other comprehensive income.

Transactions that are denominated in currencies other than the functional currency of the Company’s operations or its subsidiaries are translated at the rates in effect on the date of the transaction. Foreign currency denominated monetary assets and liabilities are translated to the applicable functional currency at the exchange rates in effect on the balance sheet date. Non-monetary assets and liabilities are translated at the historical exchange rate. All foreign exchange gains and losses are recognized in the statement of operations, except for the translation gains and losses arising from available-for-sale instruments, which are recorded through other comprehensive income until realized through disposal or impairment.

Except as otherwise noted, all amounts in these interim financial statements are presented in U.S. dollars. For the periods presented, the Company used the following exchange rates:

	Period ended		Average for the three months ended
	March 31, 2018	December 31, 2017	March 31, 2018	March 31, 2017
Canadian dollar	0.78	0.80	0.79	0.75
Australian dollar	0.77	0.78	0.79	0.77
Euro	1.23	1.20	1.23	1.07
Argentina Peso	0.05	0.06	0.05	0.06
RMB	0.16	0.15	0.16	0.15
Swedish Krona	0.12	0.12	0.12	0.11
Japanese Yen	0.01	0.01	0.01	0.01
Indian Rupee	0.0154	0.0157	0.0155	0.0149

(c)Cash and cash equivalents:

Cash and cash equivalents includes cash, term deposits, bankers acceptances and guaranteed investment certificates with maturities of ninety days or less when acquired.  Cash equivalents are considered as held for trading and recorded at fair value with changes in fair value recognized in the consolidated statements of operations. The $2,529 of restricted cash forms part of the security for the Export Development Canada ("EDC") loan. See note 12 for additional details.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

4. Accounting changes:

(a)    New accounting pronouncements adopted in 2018:

Revenue:

In May 2014, Financial Accounting Standards Board (“FASB”) issued ASU 2014-09, Revenue From Contracts With Customers (“Topic 606”). Topic 606 removes inconsistencies and weaknesses in revenue accounting requirements, provides a more robust framework for addressing revenue issues, improves comparability of revenue recognition practices across entities, industries, jurisdictions and capital markets, provides more useful information to users of financial statements through improved disclosure requirements and simplifies the preparation of financial statements by reducing the number of requirements to which an entity must refer. The guidance in this update supersedes the revenue recognition requirements in Topic 605, Revenue Recognition, and most industry-specific guidance throughout the Industry Topics of the Accounting Standards Codification. Topic 606 is effective for public entities with reporting periods beginning after December 15, 2017. The Company adopted the guidance using the modified retrospective method as at January 1, 2018 with no material impact to the financial statements.

Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments:

In August 2016, the FASB issued ASU 2016-15, which provides cash flow classification guidance on eight specific cash flow issues to reduce diversity in practice for which authoritative guidance did not previously exist. ASU 2016-15 is effective for public entities in annual and interim periods in fiscal years beginning after December 15, 2017. The adoption of this guidance in the first quarter of 2018 did not result in any material impact to the financial statements.

Income Taxes (Topic 740): Accounting for Income Taxes on Intercompany Transfers:

In October 2016, the FASB issued ASU 2016-16, which requires entities to recognize the income tax consequences of intercompany asset transfers in the period in which the transfer occurs, with the exception of inventory transfer. ASU 2016-16 is effective for interim and annual periods beginning after December 15, 2017. The adoption of this guidance in the first quarter of 2018 did not result in any material impact to the financial statements.

(b)    New accounting pronouncements to be adopted in the future:

Leases (Topic 842):

In February 2016, the FASB issued ASU 2016-02, which increases transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. ASU 2016-02 is effective for annual and interim periods beginning after December 15, 2018, and interim periods with early adoption permitted. The Company's future minimum lease payments at March 31, 2018 under operating leases are disclosed in note 17. The Company has not yet evaluated the impact of the adoption of this new standard.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

5. Sale of assets:

Substantially all of the former Industrial business segment (excluding the electronics and high pressure product lines) was sold in the second quarter of 2017, resulting in a net gain of $58,310. The Company had Transition Supply Agreements ("TSA") with the purchasers to manufacture products on their behalf. The TSA period ended at the end of 2017. On January 1, 2018, the Company exited the portion of the facility related to the discontinued Industrial business segment and recorded a $1,268 lease-exit restructuring obligation. The lease terminates in August of 2019.

As discussed in note 13, 15% of the net consideration received on these asset sales in the second quarter of 2017 and on receipt of holdback proceeds was paid against the royalty payable due to Cartesian.

The carrying amounts of the major classes of assets and liabilities for the held for sale Industrial business segment at March 31, 2018 and December 31, 2017 are shown below:

	March 31, 2018	December 31, 2017

Cash	$—	$5,924
Accounts receivable	—	7
	—	5,931

Property, plant, and equipment	—	233
	—	233
Total assets classified as held for sale	$—	$6,164

Accounts payable and accrued liabilities	$—	$7,305
Restructuring obligations	1,067	—
Income taxes payable	3,448	3,448
Other current liabilities	—	269
	4,515	11,022
Deferred income tax liabilities and other liabilities	1,292	1,478
Total liabilities classified as held for sale	$5,807	$12,500

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

5. Sale of assets (continued):

The following table presents financial results of the Industrial business segment which are included in net income from discontinued operations for the three months ended March 31, 2018 and three months ended March 31, 2017:

	Three months ended March 31,
	2018	2017
Product and service revenue	$—	$17,546

Cost of product revenue	—	13,246
Research and development	—	1,176
General and administrative	281	1,348
Sales and marketing	—	949
	281	16,719
Operating income (loss) from discontinued operations	(281)	827

Restructuring cost	1,268	—
Other expenses	—	240
Income (loss) from discontinued operations before income tax	(1,549)	587
Income tax expense (recovery)	—	286
Net income (loss) from discontinued operations	$(1,549)	$301

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

6. Accounts Receivable:

	March 31, 2018	December 31, 2017
Customer trade receivables	$66,533	$58,490
Holdback receivables	3,125	6,750
Other receivables	3,525	4,337
Income tax receivable	1,229	1,232
Due from related parties (note 8(a))	718	156
Allowance for doubtful accounts	(3,994)	(3,805)
	$71,136	$67,160

7. Inventories:

	March 31, 2018	December 31, 2017
Purchased parts	$39,574	$36,054
Work-in-process	2,539	2,409
Finished goods	11,521	11,587
Inventory on consignment	670	693
	$54,304	$50,743

During the three months ended March 31, 2018, the Company recorded write-downs to net realizable value of $162 (three months ended March 31, 2017 - nil).

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

8. Long-term investments:

	March 31, 2018	December 31, 2017
Cummins Westport Inc. (a)	$8,314	$6,799
Weichai Westport Inc.	1,824	1,824
Other equity-accounted investees	647	679
	$10,785	$9,302

(a)    Cummins Westport Inc. ("CWI"):

The Company and Cummins Inc. (“Cummins”) each own 50% of the common shares of CWI. For the three months ended March 31, 2018, the Company recognized its share of CWI’s income of $1,517 (three months ended March 31, 2017 - $1,733) in income from investments accounted for by the equity method.

As of March 31, 2018, the Company has a related party accounts receivable balance of $718 from CWI.

Assets, liabilities, revenue and expenses of CWI are as follows:

	March 31, 2018	December 31, 2017
Current assets:
Cash and short-term investments	$107,036	$91,720
Accounts receivable	1,895	10,925
	108,931	102,645
Long-term assets:
Property, plant and equipment	1,217	1,245
Deferred income tax assets	27,766	28,096
	28,983	29,341
Total assets	$137,914	$131,986
Current liabilities:
Current portion of warranty liability	$24,084	$25,866
Current portion of deferred revenue	22,743	22,157
Accounts payable and accrued liabilities	19,182	12,603
	66,009	60,626
Long-term liabilities:
Warranty liability	16,253	16,253
Deferred revenue	35,933	38,321
Other long-term liabilities	3,076	3,175
	55,262	57,749
Total liabilities	$121,271	$118,375

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

8. Long-term investments (continued):

(a)    Cummins Westport Inc. (continued):

	Three months ended March 31,
	2018	2017
Product revenue	$28,848	$50,998
Parts revenue	23,365	19,728
	52,213	70,726
Cost of revenue and expenses:
Cost of product and parts revenue	39,013	48,963
Research and development	6,078	10,752
General and administrative	561	480
Sales and marketing	3,584	5,519
Foreign exchange (gain) loss	(1)	(1)
	49,235	65,713
Income from operations	2,978	5,013
Interest and investment income	349	174
Income before income taxes	3,327	5,187

Income tax expense	293	1,722
Net income	$3,034	$3,465

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

9. Property, plant and equipment:

		Accumulated	Net book
March 31, 2018	Cost	depreciation	value
Land and buildings	$5,048	$1,483	$3,565
Computer equipment and software	8,451	7,488	963
Furniture and fixtures	4,459	3,384	1,075
Machinery and equipment	90,801	32,682	58,119
Leasehold improvements	13,024	6,942	6,082
	$121,783	$51,979	$69,804

		Accumulated	Net book
December 31, 2017	Cost	depreciation	value
Land and buildings	$4,947	$1,412	$3,535
Computer equipment and software	7,742	7,438	304
Furniture and fixtures	5,844	4,085	1,759
Machinery and equipment	91,995	33,543	58,452
Leasehold improvements	14,079	7,763	6,316
	$124,607	$54,241	$70,366

10. Intangible Assets:

		Accumulated	Net book
March 31, 2018	Cost	amortization	value
Brands, patents and trademarks	$22,537	$7,535	$15,002
Technology	5,538	4,297	1,241
Customer contracts	13,279	8,998	4,281
Other intangibles	360	354	6
Total	$41,714	$21,184	$20,530

		Accumulated	Net book
December 31, 2017	Cost	amortization	value
Patents and trademarks	$22,031	$6,995	$15,036
Technology	5,400	4,059	1,341
Customer contracts	12,964	8,404	4,560
Other intangibles	351	345	6
Total	$40,746	$19,803	$20,943

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

11. Accounts payable and accrued liabilities:

	March 31, 2018	December 31, 2017
Trade accounts payable	$67,346	$60,705
Accrued payroll	19,076	17,188
Taxes payable	1,745	511
Restructuring obligation	688	2,969
Accrued interest	381	1,567
Other payables	5,149	7,179
	$94,385	$90,119

12. Long-term debt:

	March 31, 2018	December 31, 2017
Term loan facility, net of debt issuance costs (a)	$18,511	$18,987
Senior financing (b)	11,202	10,901
Convertible debt (c)	17,347	17,335
Other bank financing (d)	5,156	6,562
Capital lease obligations (e)	1,076	637
Balance, end of period	53,292	54,422
Current portion	(8,233)	(8,993)
Long-term portion	$45,059	$45,429

(a)     On December 20, 2017, the Company entered into a loan agreement with EDC for a $20,000 non-revolving term facility (the "Term Facility"). The loan bears interest at 9% plus monitoring fees, payable quarterly, as well as quarterly principal repayments over four years. The debt issuance costs related to the Term Facility were netted against the carrying value and are being amortized over the term using the effective interest rate method.

The loan is secured by share pledges over Westport Power, Inc., Fuel Systems Solutions, Inc., and MTM S.r.L. and 85% of the proceeds received from the holdback related to the sale of APU business (as discussed in note 5). As at March 31, 2018, security of $2,529 is held as restricted cash. On reaching certain milestones, the Company has the opportunity to reduce the interest rate to 6%.

(b)     The €10,000 senior financing facility was renewed on March 24, 2017. The loan bears interest at the 6-month Euribor plus 3.3% and can increase or decrease by 30 basis points based on an annual leverage ratio calculation. Interest is paid semi-annually. The Company has pledged its interest in EMER S.p.A. as a general guarantee for its senior financing. The repayments are summarized in the table below, where the last repayment is on December 31, 2022.

(c)    On January 11, 2016, the Company entered into a financing agreement ("Tranche 2 Financing") with Cartesian. As part of the agreement, on June 1, 2016, convertible debt was issued in exchange for 9.0% convertible unsecured notes due June 1, 2021, which are convertible into common shares of the Company in whole or in part, at Cartesian's option, at any time following the twelve month anniversary of the closing at a conversion price of $2.17 per share. Interest is payable annually in arrears on December 31 of each year during the term. The convertible debt is held by a related party as Peter Yu, founder and managing partner of Cartesian, became a member of the Board of Directors of the Company in January 2016. Cartesian is secured by an interest in the Company's HPDI 2.0 intellectual property and a priority interest in the Company's CWI joint venture interest.

(d)     Other bank financing consists of various secured and unsecured bank financing arrangements that carry rates of interest ranging from 0.75% to 3.8% and have various maturities out to 2022. Security includes a building owned by the Company in the Netherlands, and certain accounts receivable in one of our Italian subsidiaries.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

12. Long-term debt (continued):

(e)     The Company has capital lease obligations with terms of three to five years at interest rates ranging from 3.1% to 12.0%.

The principal repayment schedule of the senior financings and convertible debt are as follows as at March 31, 2018:

	Term loan facility	Senior financing	Convertible Debt	Other bank financing	Capital lease obligations	Total
Remainder of 2018	$1,270	$1,888	$—	$3,680	$326	$7,164
2019	3,747	2,025	—	369	222	6,363
2020	5,747	2,164	—	369	215	8,495
2021	7,747	2,429	17,347	369	181	28,073
2022 and thereafter	—	2,696	—	369	132	3,197
	$18,511	$11,202	$17,347	$5,156	$1,076	$53,292

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

13. Long-term royalty payable:
On January 11, 2016, the Company entered into a financing agreement with Cartesian to support the Company's global growth initiatives. The financing agreement immediately provided $17,500 in cash (the “Tranche 1 Financing”). In consideration for the funds provided to the Company, Cartesian is entitled to royalty payments based on the greater of (i) a percentage of amounts received by the Company on select high pressure direct injection systems and CWI joint venture income through 2025 and (ii) stated fixed amounts per annum (subject to adjustment for asset sales). The carrying value is being accreted to the expected redemption value using the effective interest method, which is approximately 23% per annum. Cartesian is secured by an interest in the Company's HPDI intellectual property and a priority interest in the Company's CWI joint venture interest.

In January 2017, the Company and Cartesian signed a Consent Agreement which allows the Company to sell certain assets in exchange for prepayment of the Cartesian royalty: Cartesian will be paid 15% of the net proceeds from these asset sales to a maximum of $15,000, with this payment being allocated on a non-discounted basis to future years' minimum payments.

Holdback proceeds received from the sale of the Auxiliary Power Unit business and additional Industrial assets in the first quarter of 2018 resulted in royalty repayments to Cartesian of $540 (see note 5 for additional details).

	March 31, 2018	December 31, 2017
Balance, beginning of period	$19,031	$21,562
Accretion expense	854	3,168
Repayment	(540)	(10,935)
Prepayment finance charge	—	5,236
Balance, end of period	19,345	19,031
Current portion	(6,598)	(2,390)
Long-term portion	$12,747	$16,641

The minimum repayments including interest are as follows, for the years ended March 31:

2019	$6,598
2020	6,226
2021	7,558
2022	6,202
2023	1,162
2024 and thereafter	6,758
$34,504

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

14. Warranty liability:

A continuity of the warranty liability is as follows:

	Three months ended March 31,
	2018	2017
Balance, beginning of period	$6,786	$12,239
Warranty claims paid	(890)	(758)
Warranty accruals	546	287
Impact of foreign exchange changes	756	(142)
Balance, end of period	7,198	11,626
Less: current portion	(3,906)	(5,872)
Long-term portion	$3,292	$5,754

15. Share capital, stock options and other stock-based plans:

During the three months ended March 31, 2018, the Company issued 444,563 common shares, net of cancellations, upon exercises of share units (three months ended March 31, 2017 – 104,185 common shares). The Company issues shares from treasury to satisfy stock option and share unit exercises.

(a)    Share Units ("Units"):

The value assigned to issued Units and the amounts accrued are recorded as other equity instruments. As Units are exercised or vest and the underlying shares are issued from treasury of the Company, the value is reclassified to share capital.

During the three months ended March 31, 2018, the Company recognized $349 (three months ended March 31, 2017 - $1,169) of stock-based compensation associated with the Westport Omnibus Plan and the former Amended and Restated Unit Plan.

A continuity of the Units issued under the Westport Omnibus Plan and the former Amended and Restated Unit Plan as of March 31, 2018 and March 31, 2017 are as follows:

	Three months ended March 31, 2018		Three months ended March 31, 2017
	Number of units	Weighted average grant date fair value (CDN $)	Number of units	Weighted average grant date fair value (CDN $)
Outstanding, beginning of period	4,509,990	$6.00	6,664,591	$6.75
Granted	126,122	3.69	—	—
Exercised	(444,563)	4.87	(104,185)	8.07
Forfeited/expired	(730,000)	3.62	(111,962)	5.70
Outstanding, end of period	3,461,549	$5.88	6,448,444	$6.75
Units outstanding and exercisable, end of period	517,754	$6.82	2,309,173	$7.32

As at March 31, 2018, $1,537 of compensation cost related to Units awarded has yet to be recognized in results from operations and will be recognized ratably over the next three quarters.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

15. Share capital, stock options and other stock-based plans (continued):

(b)    Aggregate intrinsic values:

The aggregate intrinsic value of the Company’s share units at March 31, 2018 as follows:

March 31, 2018
(CDN $)
Share units:
Outstanding	$9,865
Exercisable	1,476

(c)    Stock-based compensation:

Stock-based compensation associated with the Unit plans and the stock option plan is included in operating expenses as follows:

	Three months ended March 31,
	2018	2017
Research and development	$22	$279
General and administrative	147	611
Sales and marketing	180	279
	$349	$1,169

During the quarter ended March 31, 2018, the Performance Stock Units ("PSUs") that had been conditionally approved were finalized and granted. As a result, the stock-based compensation of $2,447 related to 730,000 PSUs was reclassified from a liability to shareholders' equity.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

16. Related party transactions:
The Company enters into related party transactions with the CWI joint venture and Cartesian on convertible debt and the royalty payable. Refer to note 8(a) for the related party transactions with CWI, and notes 12(c) and 13 for transactions with Cartesian.

17. Commitments and contingencies:

(a)    Contractual Commitments

Operating lease commitments represent our future minimum lease payments under leases related primarily to our operating premises and office equipment:

2018	$6,522
2019	4,556
2020	3,167
2021	1,343
2022	1,185
Thereafter	571
$17,344

The Company is a party to a variety of agreements in the ordinary course of business under which it is obligated to indemnify a third party with respect to certain matters. Typically, these obligations arise as a result of contracts for sale of the Company’s product to customers where the Company provides indemnification against losses arising from matters such as product liabilities. The potential impact on the Company’s financial results is not subject to reasonable estimation because considerable uncertainty exists as to whether claims will be made and the final outcome of potential claims. To date, the Company has not incurred significant costs related to these types of indemnifications.

(b)     Contingencies

On June 15, 2017, the Enforcement Division of the SEC issued a subpoena to Westport Fuel Systems for information concerning its Weichai Westport Inc. joint venture and compliance with the U.S. Foreign Corrupt Practices Act ("FCPA") and securities laws related to disclosure in SEC filings in connection with the Westport Fuel Systems operations in China.  The SEC Enforcement Division issued a follow up subpoena on February 14, 2018. Westport Fuel Systems is cooperating with these requests and cannot predict the duration, scope or outcome of the SEC’s investigation.  The investigation being conducted by the SEC has required and will continue to require significant resources.

The Company is engaged in certain legal actions in the ordinary course of business and believes that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

18. Segment information:

Effective January 2018, commensurate with the commercial launch of Westport HPDI 2.0™, the Company restructured its business segments to allow for further integration of product offerings. The Westport HPDI 2.0™ product line and all other technology related activities previously reported under the Corporate & Technology segment have been combined with the Automotive business segment and renamed Transportation.

Under the new organization structure, the Company manages and report the results of its business through three segments: Transportation, the CWI Joint Venture, and Corporate. This change reflects the manner in which operating decisions and assessing business performance is currently managed by the Chief Operating Decision Maker ("CODM"). All comparative figures presented have been revised to reflect this change.

The financial information for the Company’s business segments evaluated by the CODM includes the results of CWI as if they were consolidated, which is consistent with the way the Company manages its business segments. As CWI is accounted for under the equity method of accounting, an adjustment is reflected in the tables below to reconcile the segment measures to the Company’s consolidated measures.

Transportation Business Segment

Westport Fuel Systems Transportation group designs, manufactures, and sells alternative fuel systems and components for transportation applications.  The Company's diverse product offerings are sold under established global brands and include a broad range of alternative fuels which have environmental and economic advantages including: liquefied petroleum gas (“LPG”), compressed natural gas (“CNG”), liquefied natural gas (“LNG”), renewable natural gas (“RNG”), and hydrogen. The Company supplies its products and services through a global network of distributors and original equipment manufacturers (“OEMs”) in more than 70 countries. Today the Company's products and services are available for passenger cars, light-, medium- and heavy-duty trucks, high horsepower, cryogenics, and CNG refueling markets.

The Transportation group includes the Westport HPDI 2.0™ product line, technologies such as high efficiency spark ignited (“HESI”) and electronics, current and advanced research and development programs, supply chain, and product planning activities.

Cummins Westport Inc. Joint Venture

CWI, the 50:50 joint venture with Cummins, serves the medium and heavy-duty on highway engine markets. CWI engines are offered by many OEMs for use in transit, school and shuttle buses, conventional trucks and tractors, and refuse collection trucks, as well as specialty vehicles such as short-haul port drayage trucks and street sweepers.

Corporate Segment
The Corporate business segment is responsible for public company activities, corporate oversight and general administrative duties.

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

18. Segment information (continued):

Financial information by business segment as follows:

	Three months ended March 31,
	2018	2017
Revenue:
Transportation	$67,596	$60,023
CWI	52,213	70,726
Total segment revenues	119,809	130,749
Less: equity investees' revenue	(52,213)	(70,726)
Consolidated revenue from continuing operations	$67,596	$60,023
Consolidated revenue from discontinued operations	$—	$17,546

	Three months ended March 31,
	2018	2017
Operating income (loss):
Transportation	$(4,914)	$(7,229)
Corporate	(5,569)	(4,868)
Restructuring, termination and other exit costs	(615)	(1,574)
Foreign exchange gain (loss)	34	1,571
Gain on sale of investment and assets	(55)	67
CWI	2,978	5,013
Total segment operating loss	(8,141)	(7,020)
Less: equity investees’ operating income	(2,978)	(5,013)
Consolidated operating loss from continuing operations	$(11,119)	$(12,033)
Consolidated operating income (loss) from discontinued operations	$(281)	$827

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

18. Segment information (continued):

It is impracticable for the Company to provide geographical revenue information by individual countries; however, it is practicable to provide it by geographical regions.  Revenues are attributable to geographical regions based on location of the Company’s customers presented as follows:

	% of total revenue from continuing operations
	Three months ended March 31,
	2018	2017
Europe	66%	68%
Americas	14%	21%
Asia	9%	9%
Others	11%	2%

As at March 31, 2018, total long-term investments of $10,240 (December 31, 2017 - $8,756) was allocated to the Corporate segment and $545 (December 31, 2017 - $546) was allocated to the Transportation segment.

Total assets are allocated as follows:

	March 31, 2018	December 31, 2017
Transportation	$273,979	$264,865
CWI	137,914	147,245
Corporate	25,527	42,593
	437,420	454,703
Add: assets held for sale	—	6,164
Less: equity investees’ total assets	(137,914)	(147,245)
Total consolidated assets	$299,506	$313,622

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

19. Financial instruments:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they are due.  The Company has sustained losses and negative cash flows from operations since inception.  At March 31, 2018, the Company has $55,246 of cash, cash equivalents and short-term investments.

The following are the contractual maturities of financial obligations as at March 31, 2018:

	Carrying amount	Contractual cash flows	< 1 year	1-3 years	4-5 years		>5 years
Accounts payable and accrued liabilities	$94,385	$94,385	$94,385	$—	$—		$—
Term loan facility (note 12 (a))	18,511	25,420	3,914	13,116	8,390		—
Senior financing (note 12 (b))	11,202	12,065	2,255	4,598	5,212		—
Convertible debt (note 12 (c))	17,347	22,489	1,187	3,150	18,152	—	—
Other bank financing (note 12 (d))	5,156	5,222	3,730	751	741		—
Long-term royalty payable (note 13)	19,345	34,504	6,598	13,784	7,364	—	6,758
Capital lease obligations (note 12 (e))	1,076	1,105	343	448	314		—
Operating lease commitments	—	17,344	7,628	6,961	2,328		427
	$167,022	$212,534	$120,040	$42,808	$42,501		$7,185

WESTPORT FUEL SYSTEMS INC.
Notes to Condensed Consolidated Interim Financial Statements (unaudited)
(Expressed in thousands of United States dollars, except share and per share amounts)
Three months ended March 31, 2018 and 2017

19. Financial Instruments (continued):

(b)    Fair value of financial instruments:

The carrying amounts reported in the condensed consolidated balance sheet for cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate their fair values due to the short-term period to maturity of these instruments.

The Company’s short-term investments are recorded at fair value. The long-term investment represents the Company's interest in WWI, CWI and other investees. CWI is accounted for using the equity method, and WWI is an equity investment without a readily determinable fair value and is accounted for at cost.

The carrying value reported in the condensed consolidated balance sheet for obligations under capital lease, which is based upon discounted cash flows, approximates their fair values.

The carrying value of the Term Facility included in the long-term debt (note 12(a)) approximates its fair values as the loan was executed shortly before the 2017 year end. The carrying value reported in the condensed consolidated balance sheet for senior financing (note 12(b)) approximates its fair values as at March 31, 2018, as the interest rates on the debt is floating and therefore approximate the market rates of interest.

The Company categorizes its fair value measurements for items measured at fair value on a recurring basis into three categories as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 –
Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 –	Inputs for the asset or liability that are not based on observable market data (unobservable inputs).

When available, the Company uses quoted market prices to determine fair value and classify such items in Level 1.  When necessary, Level 2 valuations are performed based on quoted market prices for similar instruments in active markets and/or model–derived valuations with inputs that are observable in active markets.  Level 3 valuations are undertaken in the absence of reliable Level 1 or Level 2 information.

As at March 31, 2018, cash and cash equivalents and short-term investments are measured at fair value on a recurring basis and are included in Level 1.